Exhibit 21

Subsidiaries of Redwood Green Corp.

Name	Jurisdiction of Organization

Good Acquisition Co.	Colorado

Good Holdco LLC	Colorado

Good IPCO LLC	Colorado

General Extract, Inc.	Colorado

General Oil Imports, Inc.	Delaware